Execution version
NEITHER THE WARRANT NOR THE SHARES DELIVERABLE UPON EXERCISE OF THE WARRANT HAVE BEEN OR WILL BE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO SEQUANS COMMUNICATIONS.

BETWEEN

SEQUANS COMMUNICATIONS
As Issuer

AND

HARBERT EUROPEAN GROWTH CAPITAL FUND II, SCSp
As Beneficiary

________________________________________
WARRANT ISSUE AGREEMENT
________________________________________

DATED 26 OCTOBER 2018

TABLE OF CONTENT

1.    DEFINITIONS AND INTERPRETATIONS                3
2.    TERMS AND CONDITIONS OF THE WARRANT            6
3.    CROSS-DEFAULT UNDER THE BOND ISSUE AGREEMENT        10
4.    REPRESENTATIONS AND WARRANTIES                10
5.    REMEDIES AND WAIVERS                        11
6.    MISCELLANEAOUS                        11
7.    NOTICES                                11
8.    LAW AND JURISDICTION                        12

WARRANT ISSUe AGREEMENT

BETWEEN:

1.
SEQUANS COMMUNICATIONS, a limited company (société anonyme), whose registered office is at 15-55, boulevard Charles de Gaulle Les Portes de la Défense - 92700 Colombes, registered with the Nanterre Registry under number 450 249 677,

(hereinafter the “Company” or the “Issuer”)

2.
HARBERT EUROPEAN GROWTH CAPITAL FUND II, SCSp, a société en commandite special, whose registered office is 5, rue Guillaume Kroll, L - 1882 Luxemburg (Luxemburg), incorporated under the laws of Luxemburg under registration number B213751,

(hereinafter the “Beneficiary” or “HEGCF”)

(together, the “Parties”);

WHEREAS:

1.
Pursuant to a Bond Issue Agreement executed on 26 October, 2018 (the “Bond Issue Agreement”), HARBERT EUROPEAN SPECIALTY LENDING COMPANY II S.à r.l. has agreed to make available to the Issuer a nominal amount equal to Euros twelve million (EUR 12,000,000), through a bond issuance (the “Issue”) pursuant section L. 228-38 and seq. of the French Commercial Code (the “FCC”), for general corporate purposes and working capital requirements.

2.
As an inducement to provide the Issue to the Company, such Issue has been subordinated to the issuance by the Company of the Warrant (as such term is defined below), in compliance with the present Agreement, to access at certain time in the future the share capital of the Company pursuant to the following terms and conditions.

IT IS AGREED AS FOLLOWS:

1.	DEFINITIONS AND INTERPRETATIONS

1.1	In this Agreement (as hereinafter defined) unless the context otherwise specifically provides, the following expressions shall have the following meanings:

–	“Agreement” means this Warrant Issue Agreement.

–	“Bond Issue Agreement” means the bond issue agreement entered into on 26 October 2018 between the Company and HARBERT EUROPEAN SPECIALTY LENDING COMPANY II S.à r.l..

–	“Business Day” has the meaning ascribed to this term in the Bond Issue Agreement.

–	“Closing Date” means the date on which the Notes are subscribed.

–
“Company” means Sequans Communications, a limited company (société anonyme), whose registered office is at 15-55, boulevard Charles de Gaulle Les Portes de la Défense- 92700 Colombes, registered with the Nanterre Registry under number 450 249 677.

–
“Encumbrances” means any mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third party right or interest, any other encumbrance of any kind, and any other type of preferential arrangement (including, without limitation, title transfer and retention arrangements) having a similar effect.

-	“Event of Default” means any of those events set out in Article 10 (Events of Default) of the Bond Issue Agreement.

-	“Exercise Period” has the meaning given in Article 2.4 below.

–
“Exercise Price” means in relation to each Warrant Share to be issued pursuant to the terms of this Agreement, either (i) the volume-weighted average price per American Depository Shares of the Company traded on the New York Stock Exchange (symbol: SQNS - CUSIP number: 817323108 - ISIN number: US8173231080) during the last ten trading days prior to the Closing Date or (ii) on a net issuance basis pursuant to Article 2.3.2. (b), as the content so requires.

-	“Existing Warrants Holders” means existing holders of warrants issued by the Company on Closing Date as provided under Schedule 1 hereto.

-	“FCC” means the French Commercial Code.

-	“Holder” means the Beneficiary and any subsequent holders of the Warrant.

-	“Issue” means the bond issue carried out pursuant to the Bond Issue Agreement.

-	“Issuer” means the Company.

–	“Notes” means the bonds issued under the Bond Issue Agreement for an amount of twelve million Euros (€ 12,000,000).

–
“Securities” refers to (i) shares, (ii) any other equity securities, debt instruments, or other issued securities conferring access to a portion of the share capital or voting rights, immediately or in the future, including in particular, options to subscribe to or purchase shares and equity warrants (bons de souscription d’actions) and (iii) any right to be allotted, subscribe to, or any right of priority pertaining to the aforementioned Shares, securities or rights, whether or not attaching to such shares, securities or rights.

–
“Sequans Communications Capitalization Table” means Sequans Communications capitalization table as of Closing Date provided under Schedule 1 hereto and including all Sequans Communications shareholders, holding on that date more than 5% of its share capital or voting rights, along with all Existing Warrants Holders, provided however that such capitalization table is indicative and based on the most recent 13D and 13G filings.

–
“Share(s)” means the common/preferred shares, existing or future, issued by the Company in representation of its capital and outstanding as at the relevant date irrespective of their class or category.

–	“Share Sale” means a sale (vente), for any reason, of a number of shares of the Company entitling the transferee(s) to control the Company within the meaning of article L. 233-3 of FCC.

–	“Subscription Rights” means the rights conferred by the Warrant and in accordance with the provisions of this Agreement.

–
“Transfer” or ”Transferred” refers to any transaction pursuant to which, immediate or future ownership title, co-ownership, bare ownership or usufruct on Securities held by a Party is transferred, for any reason whatsoever, with or without consideration (including in particular, further to a sale, assignment of a preferential right to subscribe or waiver of such right to the benefit of a specified person, donation, transfer in lieu of payment (dation en paiement), settlement, exchange, securities lending transaction, dismemberment, public auction, partial asset contribution (apport partiel d’actifs), merger, demerger or any combination thereof).

–	“Warrant” means the bon de souscription d’action HEGCF to be issued by the Company to HEGCF pursuant to the provisions of this Agreement.

–	“Warrant Shares” means the Shares subscribed by HEGCF as a result of the exercise of the Warrant.

–
“Winding-Up” means any of the following events to have commenced: (i) if an order is made or an effective resolution passed for the winding up or dissolution of any Group Company (other than a winding up for the purposes of amalgamation or reconstruction) whether voluntarily or involuntarily; or (ii) if an encumbrancer takes possession or an administrator, receiver or administrative receiver is appointed over the whole or a material part of the assets or undertaking of any Group Company (and for this purpose a part of the assets or undertaking shall be material if the value thereof exceeds 10% of the value of the gross assets of the Group all as determined by reference to the latest published consolidated audited accounts of the Company subject to any adjustments as the Company’s auditors for the time being (acting as experts and not as arbitrators) may consider necessary); or (iii) if the Company stops payment of its debts or ceases or threatens to cease to carry on its business or the greater part of its business; or (iv) if the Company is unable to pay its debts within the meaning of Article L.631-1 of the FCC or any statutory modification or re-enactment thereof or certifies that it is unable to pay its debts as and when they fall due or (v) the passing of a resolution for a solvent winding-up of the Company.

1.2	Save as expressly herein defined, capitalised terms defined in the Bond Issue Agreement shall have the same meaning when used herein.

1.3
In this Agreement, except as otherwise provided or where clearly inconsistent, words importing the singular include the plural and vice versa; words denoting gender include every gender; words denoting persons include bodies corporate or incorporated.

1.4	Should there be any conflict between the provisions of this Agreement and the provisions of the Bond Issue Agreement, the provisions of the Bond Issue Agreement shall prevail.

2.    TERMS AND CONDITIONS OF THE WARRANT

2.1.	Warrant

2.1.1    The Warrant shall be issued subject to the terms of this Agreement which are binding upon the Company and the Holder, it being specified that, in order to issue the Warrant, the board of directors of the Company has decided, on 23 October 2018, to use the delegation of competence granted to it by the extraordinary shareholders meeting of the Company held on June 29, 2018 (resolution n°17).

2.1.2    The Warrant shall be issued free from all Encumbrances and registered in the registered security accounts of the Company. The Company shall treat the Holder as the absolute owner of the Warrant issued to it and accordingly the Company shall not be bound to recognise any equitable or other claim to or interest in such Warrant on the part of any other person. The Warrant may be freely transferred in whole (and not in part) by the Holder to any person. In no event, the Warrant can be transferred to direct competitors of the Issuer.

2.2.    Exercise of the Warrant

2.2.1.    The Subscription Rights conferred by the Warrant may be exercised at any time during the Exercise Period by giving to the Issuer not less than 10 Business Days’ notice.

2.2.2.    Subject to any restrictions under applicable law, the Company shall give the Holder not less than 20 Business Days advance notice in writing of the proposed occurrence of a Share Sale, which notice shall state the date on which the Share Sale shall take place (or thereabouts) and the number of Shares that the Holder shall be entitled to subscribe for under the Warrants on or before the Share Sale. The Issuer shall at the same time as giving such notice to the Holder also provide the Holder with all relevant financial particulars in relation to any proposed Share Sale and any draft sale and purchase agreement or other relevant legal documentation (including any written term sheets provided to the Issuer) to enable the Holder to decide whether to participate in such Share Sale through the exercise of the Holder’s Warrant.

2.2.3.    The Holder shall have the right at any time within the Exercise Period to subscribe for the number of Warrant Shares calculated at the Exercise Price for each Warrant Share to be issued pursuant to the exercise of the Subscription Rights. The Issuer undertakes that, subject to receipt of the Exercise Price for the Warrant Shares, it shall allot and issue to the Holder the Warrant Shares free from all Encumbrances, and it shall deliver such Warrants Shares on the Holder’s registered security account.

2.2.4.    The Warrant Shares issued on exercise of the Subscription Rights shall rank pari passu with the other Shares of the same class as the Warrant Shares so issued (and shall benefit from all of the same rights attached to those Shares including, but without limitation, as to any liquidation preference) except that the Warrant Shares so allotted will not rank for any dividend or other distribution which has previously been announced or declared if the record date for such dividend or other distribution is prior to the issue date of the relevant Warrant Shares.

2.2.5.    For the avoidance of doubt, the Subscription Rights may be exercised by the Holder at any time and on any one or more occasions during the Exercise Period, and any exercise notice or other notice given by the Holder to the

Issuer in relation to the exercise of the Subscription Rights may be withdrawn by the Holder provided that no such notice may be withdrawn after the issue of Warrant Shares resulting from the exercise of the Subscription Rights.

2.2.6.    In the event that the entire issued share capital of the Issuer is sold or is to be sold where as a result of such sale the shareholders of the Issuer would hold shares in the capital of the acquirer of the Issuer (the "New Purchaser") which confer in aggregate 30% or more of the total voting rights conferred on all the shares in the equity share capital of that New Purchaser, provided that the Warrant has not been exercised and completed prior to the date of such sale, the Issuer shall use all reasonable endeavours to ensure that the Holder benefits from the same rights and obligations as any holder of stock options or warrants issued by the Issuer not exercised prior to the date of such sale, including, as the case may be, that the New Purchaser issues a warrant to the Holder in place of the Warrant under the conditions of this Agreement on terms approved by the Holder, substantially similar to the terms of the conditions of this Agreement and with the same economic benefit to the Holder (the "New Warrant"), in that scenario upon issue of the New Warrant, the Warrant under the conditions of this Agreement shall lapse.

2.2.7.    If during the Exercise Period a Winding-Up occurs, the Holder shall, in respect of its unexercised Subscription Rights, be treated as if it had fully exercised its outstanding Subscription Rights on the day immediately preceding the happening of the Winding-Up and shall receive out of the surplus assets of the Issuer available in the liquidation such sum as it would have received if it had been registered as the holder of the number of fully paid Warrant Shares for which it is entitled to subscribe after the deduction from such sum of a sum equal to the Exercise Price in respect of those Warrant Shares.

2.3.    Calculation of Warrant Shares

2.3.1.    The aggregate number of Warrant Shares which are capable of issue to the Holder on exercise of the Subscription Rights in full shall be 1,095,936.00 US dollars, divided by the Exercise Price.

2.3.2.    The Subscription Price for each of the Warrant Shares the subject of the Subscription Rights shall, at the absolute discretion of the Holder, be either:

(a)	the payment in cash for each of the Warrant Shares at the Exercise Price; or
(b)payment in cash of the par value for each of the Warrant Shares issued to the Holder on a net issuance basis whereby the Holder will then receive a number of Warrant Shares, credited as fully paid, being “X” where X is equal to Y-Z and Z is calculated as follows:

	Z=	Y(B-C) A
Where:	X=	the number of Warrant Shares to be issued to the Holder (disregarding any fractional entitlement);
	Y=	the number of Warrant Shares with respect to which the Holder is exercising its Subscription Rights;
	A=	the fair market value of each Warrant Share on the date of exercise, calculated in accordance with Article 2.3.3;
	B=	the Exercise Price; and
	C=	the par value of a Warrant Share.

2.3.3.    Fair market value for each Warrant Share (being ("A")) shall be calculated as follows (in each case, as applicable on the date of exercise of the Subscription Rights):

2.3.3.1.    if the date of exercise of the Warrant Shares is at any time after the commencement of trading of the Shares over-the-counter but prior to the date of a Listing, “A” shall be the price per Share set out in the final prospectus, listing particulars published in connection with any Listing;

2.3.3.2.    if the date of exercise of the Warrant Shares is at any time on or after a Listing, “A” shall be the average of the closing price of such shares the subject of a Listing over the thirty (10) trading day period (or portion thereof if shorter) ending three (3) days prior to the date of completion of the Exercise Notice;

2.3.3.3.    if the date of exercise of the Warrant Shares is at any time on or after the Shares are regularly traded over-the-counter, “A” shall be the average of the closing sale prices or secondarily the closing bid of such Share over the thirty (10) trading day period (or portion thereof if shorter) ending three (3) days prior to the date of completion of the Exercise Notice.

2.3.4.    In the event that any part of this Warrant has not been exercised in full immediately prior to the expiry of the Exercise Period, then any unexercised part of this Warrant shall be deemed to have been exercised in full on the net issuance basis set out in Article 2.3.2. immediately prior to expiry of the Exercise Period.

2.4	Duration of exercise of the Warrant

The Warrant shall be exercisable ten (10) years from the Closing Date (the “Exercise Period”).

2.5    Protection of the Holder

The preservation of the rights of the Holder of the BSA HEGCF in the event of future financial or other transactions involving the Company shall be governed by the provisions of Articles L.228-98 to L.228-106 of the FCC.

In particular, in the hypothesis where the Company would (i) proceed to the issuance in any form of new title giving access to the capital of the Company in the conditions set forth in above mentioned Articles, with a preferred right of subscription to its shareholders, or (ii) distribute its reserves, in cash or in-kind and premium (“prime d’émission”), or (iii) amend the repartition of its profit by the creation of preferred Shares, the Company shall take all necessary measures to the preservation of the rights of the Beneficiary in compliance with the provisions of Article L. 228-99 of the FCC (1° and 3°). It is agreed between the Parties that in case of new issuance of Shares of the Company, the Issuer must therefore, in accordance with the provisions of Article L. 228-99 of the French Commercial Code, either:

(i)
allow the Beneficiary to exercise its BSA HEGCF if the Exercise Period stipulated in the present terms and conditions is not already open or if conditions of the exercise of the Subscription Rights are not entirely fulfilled, such that the Holder may immediately participate in the planned transactions or benefit from them, or

(ii)	carry out an adjustment (the "Adjustment") to the subscription conditions initially stipulated, in such a way as to take into account the impact of the planned transactions.

In any case, the method and the adjustment retained by the Company shall be upheld by the statutory auditors of the Company.

In the event of a reduction in the Company’s share capital resulting from losses and implemented through share cancellation, the Beneficiary’s rights regarding the number of Warrant Shares to be issued upon exercise of the Warrant shall be reduced accordingly, as if the Beneficiary were a shareholder at the time of such reduction in share capital.

In the event of a reduction in the Company’s share capital resulting from losses and implemented through reduction of the Shares par value, the Exercise price for the Warrant Shares issued upon exercise of the Warrant shall not change, and the issuance premium shall be increased in an amount corresponding to the aggregate amount of the reduction of the Shares par value.

In the event of a reduction in the Company’s share capital not resulting from losses and implemented through reduction of the Shares par value, the subscription price of the Warrant Shares issued upon exercise of the Warrant shall be reduced accordingly.

In the event of a reduction in the Company’s share capital not resulting from losses and implemented through Share cancellation, should the Beneficiary choose to exercise its Warrant, it shall be entitled to request the purchase by the Company of a quantum of Warrants Shares under the same conditions as those set in favor of then existing shareholders when such reduction in the Company’s share capital occurred.

In case of a rights issue, the Company will take one or several of the following decisions to preserve the rights of the Holder, in accordance with the provisions of Article L.228-99 of the FCC and applicable French and U.S. securities laws:

1.
permit the Holder to exercise its Warrant immediately so that the Holder may participate in the rights issue, which will not alter or limit the rights of the Holder to exercise the Warrant under Article 2 of this Agreement; or

2.
take any measures which would allow the Holder, should it decides to exercise the Warrant, to eventually be in the same position as other shareholders as if the Holder were a shareholder at the time of such operations. Should the Holder exercise its Warrant, the Company could thus allow the Holder to subscribe a pro rata Share of a new rights’ issue or be the beneficiary of free allocation of Shares, or receive cash or goods under the same form, proportion, terms and conditions (except for use) as those set in favor of then existing shareholders when such operations occurred; or

3.
adjust the Exercise Price, conversion-into-shares ratio or other terms relating to subscription of the Shares in order to take into account the new rights issue. In such case, any such adjustment shall be carried out in accordance with the method set forth in Article R.228-91 of the FCC, it being specified that the value of an existing shareholder’s right to participate, as well as the value of the Share itself (including the right to participate in the rights issue), shall be determined by the board of directors of the Company. The board shall determine such value while taking into account, as the case may be, the subscription, exchange or sale price per Share used during the last operation relating to the Company’s share capital (such as any share capital increase, contribution in kind, sale of shares,...) which occurred during a six (6)-month period immediately preceding such board of directors’ meeting. In the event no such operation occurred over such period, the board shall take into account any other financial parameter which it finds relevant (and which relevancy shall then be confirmed by the Company’s statutory auditor).

The Company is authorized, without requesting the specific consent of the Holder to modify its corporate form and its corporate purpose.
The Parties acknowledge that no other specific protection rights than those expressly provided for in this Agreement shall be granted to the Holder, unless such rights are granted to all other shareholders of the Company.

3.        CROSS-DEFAULT UNDER THE BOND ISSUE AGREEMENT

It is the clear understanding, intention, agreement and irrevocable commitment of all the Parties that every step contemplated in this Agreement is indivisible and non-separable. Consequently, failure by the Issuer to comply with its undertakings and obligations pursuant to this Agreement the effect of which will be to prevent any of these other steps to be completed in accordance with the provisions of this Agreement, shall be deemed to be an Event of Default under the Bond Issue Agreement following which the Noteholder may, by notice to the Issuer, declare all or part of the amounts due in connection with the Notes and under the Issue Documents to be immediately due and payable, whereupon those amounts shall immediately become due and payable.

4.	REPRESENTATIONS AND WARRANTIES

4.1	The representations and warranties contained in Article 8.1.1, 8.1.2, 8.1.4, 8.1.6, 8.1.7 and 8.1.9 of the Bond Issue Agreement shall apply (Representations and Warranties) in this Agreement.

4.2	The Beneficiary acknowledges the terms and conditions of the Warrant, including:

•
that neither the Warrant nor the Warrant Shares have been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) by reason of a specific exemption from the registration provisions of the Securities Act, the availability of which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the representations below;

and represents and warrants to the Issuer as follows:

•
that it is acquiring the Warrant for investment for its own account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof, and that it has no present intention of selling, granting any participation in, or otherwise distributing the same;

•
that it does not have any contract, undertaking, agreement or arrangement with any person or entity to sell, transfer or grant participation to such person or entity or to any third person or entity with respect to any of the Warrant Shares;

•
that it is an institutional “accredited investor” as defined in Regulation D, Rule 501(a) under the Securities Act, has such knowledge and experience in financial and business matters so that it is capable of evaluating the merits and risks of its investment in the Issuer and it understands and acknowledges that an investment in the Issuer is highly speculative and involves substantial risks. It can bear the economic risk of its investment and is able, without impairing its financial condition, to hold the Warrant and the Warrant Shares for an indefinite period of time and to suffer a complete loss of its investment;

•
that it has had an opportunity to ask questions of, and receive answers from, the officers of the Issuer concerning this Warrant Agreement, as well as its business, management and financial affairs, which questions were answered to its satisfaction;

•
that it believes that it has received all the information it considers necessary or appropriate for deciding whether to receive Warrant. It acknowledges that any future plans and forward looking statements expressed by the Issuer are necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying the future plans and forward looking statements will not materialize or will vary significantly from actual results. It also acknowledges that it is relying solely on its own counsel and not on any statements or representations of the Issuer, or any agent or adviser of the Issuer for legal advice with respect to the subscription of the Warrant;

•
that the Warrant is being acquired by it in reliance on a private placement exemption from the registration requirements of the Securities Act and the Warrants Shares are and will be “restricted securities” within the meaning of Rule 144(a) (3) under the Securities Act and that the exemption from registration provided under Rule 144 may not be available for resales by it of the Warrants Shares. Therefore, it further agrees that if it wishes to dispose of or exchange any of the Warrant Shares, it will not transfer any of the Warrant Shares, directly or indirectly, unless such transfer is a transaction that is deemed to occur outside of the United States under Regulation S under the Securities Act, or pursuant to an available exemption from, or in a transaction not subject to, the registration requirements, of the Securities Act. The Company may require, as a condition of allowing any transfer, that the holder or transferee of the Warrant Shares, as the case may be, provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Warrant Shares under the Securities Act.

5.	REMEDIES AND WAIVERS

No failure, delay or other relaxation or indulgence on the part of HEGCF to exercise any power, right or remedy shall operate as a waiver thereof nor shall any single or partial exercise or waiver of any power, right or remedy preclude its further exercise or the exercise of any other power, right or remedy.

6.    MISCELLANEAOUS

Each of the provisions of this Agreement is severable and distinct from the others and if at any time one or more of such provisions is or becomes invalid, illegal or unenforceable the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby.

In the event that one or more provisions of this Agreement is considered illegal, invalid or unenforceable, this Agreement shall be interpreted as if it did not contain that provision and the nullity or invalidity of the said provision shall not affect the validity or the performance of the other provisions of this Agreement, which shall nevertheless remain legal and valid and shall continue to be in force.

7.    NOTICES

7.1
All notices, demands or other communications under or in connection with this Agreement may be given by letter, facsimile or other comparable means of communication addressed to the person at the address identified with its signature below.

Any such communication will be deemed to be given as follows:

-	if personally delivered, at the time of delivery;

-
if by letter, at noon on Business Day following the day such letter was posted (or in the case of airmail, seven days after the envelope containing the same was delivered into the custody of the postal authorities); and

-	if by facsimile transmission or comparable means of communication during the business hours of the addressee then on the day of transmission, otherwise on the next following Business Day.

7.2
In proving such service it shall be sufficient to prove that personal delivery was made or that such letter was properly stamped first class, addressed and delivered to the postal authorities or in the case of facsimile transmission or other comparable means of communication that a confirming hard copy was provided promptly after transmission.

7.3	All notices to be sent to the Beneficiary under or in connection with this Agreement shall be sent to the following recipients:

–	To: HARBERT EUROPEAN GROWTH CAPITAL FUND II, SCSp, 5, rue Guillaume Kroll, L - 1882 Luxemburg (Luxemburg); and

–	With a copy to: HARBERT EUROPEAN FUND ADVISORS LTD, Brookfield House, 5thFloor, 44 DaviesStreet, London W1K 5JA, UK.

7.4	All notices to be sent to the Issuer under or in connection with this Agreement shall be sent to the following recipient:

–	To: SEQUANS COMMUNICATIONS, 15-55, boulevard Charles de Gaulle Les Portes de la Défense - 92700 Colombes.

8.	LAW AND JURISDICTION

This Agreement is governed by and shall be construed in accordance with French law.

Any dispute concerning the validity, interpretation or performance of this Agreement shall be submitted to the Commercial Court of Paris.

(Signatures on following page)

Executed in Paris on 26 October 2018 in two (2) original copies.

/s/ Georges Karam	/s/ Christophe Jacomin
___________________________ SEQUANS COMMUNICATIONS as Issuer	___________________________ Harbert Fund Advisors, Inc. as investment manager for Harbert European Growth Capital Fund II, SCSp as Beneficiary
By: Georges KARAM	By: Christophe Jacomin
Title: president and chief executive officer	Title: attorney / partner

Schedule 1

SEQUANS COMMUNICATIONS CAPITALIZATION TABLE